SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

NANO DIMENSION LTD.
(Name of Issuer)
Ordinary Shares, NIS 0.10 par value
(Title of Class of Securities)
63008G104
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 63008G104

1	Name of Reporting Persons/
I.R.S. Identification Nos. of above persons (entities only).
Ilan Holdings (M&I) Ltd.

2	Check the Appropriate Box if a Member of a Group
(a)☐
(b)☐
3	SEC Use only

4	Place of Organization
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
0

	6	Shared Voting Power
646,351 Ordinary Shares

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
646,351 Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person
646,351 Ordinary Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11	Percent of Class Represented by Amount in Row (9)
0.7%*

12	Type of Reporting Person :
IV

* Based on 96,571,661 Ordinary Shares outstanding as of January 31, 2019 (as reported by the Issuer in its Form 424B4 filed with the Securities and Exchange Commission on February 1, 2019).

Page 2 of 5 pages

CUSIP NO. 63008G104

1	Name of Reporting Persons/
I.R.S. Identification Nos. of above persons (entities only).
Arrow Pride (Eran Ilan)

2	Check the Appropriate Box if a Member of a Group
(a)☐
(b)☐
3	SEC Use only

4	Place of Organization
Israel, the United States of America and Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
0

	6	Shared Voting Power
646,351 Ordinary Shares

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
646,351 Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person
646,351 Ordinary Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11	Percent of Class Represented by Amount in Row (9)
0.7%*

12	Type of Reporting Person :
IN

* Based on 96,571,661 Ordinary Shares outstanding as of January 31, 2019 (as reported by the Issuer in its Form 424B4 filed with the Securities and Exchange Commission on February 1, 2019).

Page 3 of 5 pages

Item 1.

(a)	Name of Issuer: NANO DIMENSION LTD. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices: 2 Ilan Ramon, Ness Ziona, Israel 7403635

Item 2.

(a)	Name of Person Filing: This Statement is filed by:

(1) Ilan Holdings (M&I) Ltd.
(2) Arrow Pride (Eran Ilan)

The foregoing entities are collectively referred to as the "Reporting Persons" in this Statement.

(b)	Address of Principal Business Offices or, if none, Residence:

Ilan Holdings (M&I) Ltd. – Lev Hasharon Industrial Park, Kadima, P.O. Box 5062, Israel 6092000
Arrow Pride (Eran Ilan) - c/o Ilan Holdings (M&I) Ltd., 6 Stricker St., Tel Aviv-Yafo, Israel 6200608

(c)	Place of Organization:

Place of organization of the Reporting Persons, as the case may be, is:

Ilan Holdings (M&I) Ltd. – Israel
Arrow Pride (Eran Ilan) – Israel, the United States of America and Canada

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.10 par value (the “Ordinary Shares”).

(e)	CUSIP Number:

63008G104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons.

Item 5.
Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

Ilan Holdings (M&I) Ltd.
By: /s/ Arrow Pride (Eran Ilan) Name: Arrow Pride (Eran Ilan) Title: Director
Arrow Pride (Eran Ilan) /s/ Arrow Pride (Eran Ilan)

Page 5 of 5 pages